Exhibit 10.9

September 11, 2020

Job Offer Summary

Chief Financial Officer (“CFO”)

Mark Hair

Dear Mark,

It is with great pleasure that Treace Medical Concepts, Inc. (“Treace” or the “Company”) offers you the full-time exempt position of Executive Vice President & Chief Financial Officer (CFO). You will be reporting to John T. Treace, CEO, and your proposed scheduled start date is September 21, 2020.

Lack of Employment Restrictions; Representations:

You represent to Treace, and this offer of employment is conditioned on the fact that, you are under no restriction in either your current or any prior employment or other working relationship or otherwise, that you believe would prevent, limit or otherwise restrict you from being an employee of, and performing the duties of CFO with the Company. You also represent to Treace that you have provided Treace with a copy of any agreement with a prior employer imposing any noncompetition or nonsolicitation restrictions. Treace understands that you may be subject to non-competition, non-solicitation or confidentiality restrictions from current or former employers. Treace is extending employment to you based on your skill and ability and not because of any confidential or proprietary third-party contacts or information belonging to any current or former employers or customers that you may possess. Treace respects your obligations to your current and former employers or customers and expects you to honor them and the offer contained in this letter is subject to your compliance with or release from those obligations in form or substance acceptable to Treace. If you were to commence employment with the Company, and any third-party were to dispute your ability to work for the Company, the Company may modify the terms of your employment (if it so chooses and if possible) to accommodate any such restrictions; it being understood and agreed by you that should the Company determine in its sole discretion that such accommodation would not be in the best interests of the Company, your employment with the Company would be subject to immediate termination without liability to the Company. You further represent to Treace that you would not bring with you, nor use in your employment with the Company any confidential or proprietary information from any prior employer.

Salary:	This position offers a biweekly salary of $11,538.46 which is the equivalent of $300,000 on an annual basis. This position is considered exempt.

Initial Stock Option Grant:
You will be eligible to receive a grant of options (subject to confirmation by the Company’s board of directors) to purchase that number of shares of the Company’s Class A Common Stock equivalent to 0.60 percent (6/10ths of a percent) of Diluted Outstanding Shares (defined below) as of your start date. Such options to purchase the Company’s Class A Common Stock would be granted as of your start date with an exercise price at its then current valuation. The Company will seek the board of directors’ approval of this stock option grant no later than 14 days after your start date. “Diluted Outstanding Shares” means all of the Company’s outstanding common and preferred stock as well as the issued and outstanding options and warrants. Such options would be subject to the Treace Medical Concepts, Inc. 2014 Stock Plan, as amended (the “2014 Plan”) and the Company’s standard form of stock option agreement and would vest in equal 25% increments over 4 years, subject to your continued employment with the Company on such vesting date. Additionally, the Company has established an annual performance-based option grant process in which you would be eligible to participate.

Special Stock Option Grant:

You will be eligible to receive an additional grant of options to purchase that number of shares of the Company’s Class A Common Stock equivalent to 0.40 percent (4/10ths of a percent) of the Diluted Outstanding Shares as of the grant date if by May 1, 2021 no Change of Control has taken place and you remain an employee of the Company. A “Change in Control” will have the meaning given in the 2014 Plan. The 2014 Plan defines a Change in Control as the occurrence of any of the following events:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or

(ii)  The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iii)  The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Such options to purchase the Company’s Class A Common Stock would be granted with an exercise price at its current valuation on the grant date of May 1, 2021, with a vesting beginning as of the grant date of your first stock option grant described in the previous section. Such options would be subject to the 2014 Plan and the Company’s standard form of stock option agreement and would vest in equal 25% increments over 4 years, subject to your continued employment with the Company on such vesting date.

Special Event Bonus:
You would receive a $150,000 bonus at completion of the earlier of (1) the sale of the Company which results in a Change of Control (as defined above) or (2) the closing of a fully underwritten, firm commitment public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale by the Company of its stock in which the aggregate net proceeds to the Company, after deducting underwriters’ discounts and commissions, equals or exceeds $50 million.

Bonus Plan:	You will be eligible to participate in the 2020 target bonus plan as defined and approved by the compensation committee of the Board of Directors. Target bonus is 40% of 2020 actual paid base compensation.

Health Insurance:	The Company currently offers health insurance benefits through United Health Care. The Company covers approximately 70% of family and 80% of individual premiums. You would be eligible to enroll in the health plan on the first of the month following your date of hire.

Paid Vacation:	As an Executive Vice President, you will be eligible to participate in the executive vacation plan accruing 4 weeks of vacation per year prorated from date of hire in the first year, then 4 weeks per year in the following years. This paid vacation time is in addition to 10 paid Holidays per year per the Company’s holiday calendar.

Temporary Lodging/Housing:
It is understood that you will not permanently move your household and family from start date in 2020 until approximately the summer of 2021. It is also recognized that an appropriate amount of time will be required by you onsite at the Company’s headquarters during that timeframe although a certain amount of work may be completed remotely as agreed upon over time. As such the Company agrees to reimburse you up to $2,500 per month (with documented expense provided to Company) through August 2021 to offset cost of any housing or lodging accommodations that you may incur in the Jacksonville area during this period. Should you not fully relocate to the Jacksonville area prior to September 1, 2021, the Company may agree, at the Company’s sole discretion, to continue to reimburse a reasonable amount (amount to be determined by August 2021), but not likely to exceed $2,500 per month adjusted for inflation) for housing or lodging-related expenses to ensure you can be present at the Company consistent with the needs of the business. The Company will also provide a one-time signing bonus of $10,000 to cover any sundry personal costs required to establish temporary lodgings in the Jacksonville area.

Relocation Expenses:
In the event of a future full relocation to the Jacksonville market that burdens you with incremental out of pocket expense, the Company agrees to work with you to develop an appropriate and reasonable budget to reimburse for such documented relocation-related expenses.

Travel:	While in temporary housing through the dates agreed upon as described above, the Company will pay for reasonable round trip travel expenses per the Company’s travel policy to return to your permanent home in California up to once every two weeks.

Gross Up:	Any reimbursements for temporary lodging/housing, relocation expense, and travel that are subject to federal taxes as compensation income will be grossed up for applicable federal income taxes.

Severance and 280G:
As a follow up to your discussion with Tom Timbie today, this confirms that it is the Company’s intent to offer you an agreement that provides for severance payments of no less than 12 months for separation without cause, including if related to a Change of Control. In addition, it is the Company’s intent that you do not bear the burden of 280G excise taxes from excess parachute payments. As CFO, you will be part of the process for determining the strategy to implement both of these policies.

Execution of Certain Agreements; Background Check:

This offer of employment is contingent on the satisfactory completion of a background and/or credit check, drug test and US employment eligibility verification, which will include, in part, reference checks with at least two individuals whose names you provide and who acted as your supervisor at a prior employer. You would be required upon commencement of employment to execute and deliver to the Company a restrictive covenant agreement that will contain, among other provisions, confidentiality, non-competition, non-solicitation, and assignment of inventions obligations, and confirmation of the at-will nature of the employment relationship. Nothing in this offer is intended to constitute or imply a contract of employment; employment with Treace is at will and subject to the terms of the Company’s policies as in effect from time to time.

This offer will expire at 5:00PM Eastern time on September 14, 2020.

Agreed and Accepted	/s/ Mark Hair
Mark Hair

Date: 9/11/2020